Room 4561

August 16, 2006

Mr. Carl Bass
Chief Executive Officer
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

      Re: **Autodesk, Inc.**
               Form 10-K for the Fiscal Year Ended January 31, 2006
               Filed March 30, 2006
               Form 10-Q for the Quarterly Period Ended April 30, 2006
               Filed June 6, 2006
               Form 8-K Filed May 18, 2006
               File No. 0-14338

Dear Mr. Bass:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Consolidated Statements of Income, page 38

1.	We note that you report revenue generated from your subscription program
separately as maintenance revenue within the consolidated statements of income.
Clarify for us whether this line item represents subscription revenue exclusively
and explain to us why it is labeled "maintenance." In addition, quantify the
amounts that are combined with license revenue as "other revenue" for each
period presented.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Note 12. Commitments and Contingencies, page 15

2.	We note that you recently accrued $16.8 million related to an $18 million jury
award in the Z4 Technologies matter. Please tell us the circumstances that led to
this accrual being made in the same quarter as the jury award. In addition, we
were unable to locate any meaningful disclosures regarding this matter in any
filing since your Form 10-K for the fiscal year ended January 31, 2005. Please
explain to us why you did not believe that additional disclosures beyond those
contained in that filing should be made related to this matter until the most recent
quarter. Alternatively, direct us to any such disclosures that have been made and
explain to us why you believe such disclosures were adequate.

Form 8-K Filed May 18, 2006

3.	We believe the non-GAAP consolidated statements of income presentation
appearing in your earnings release dated May 18, 2006 may create the
unwarranted impression to investors that the non-GAAP operating statement has
been prepared under a comprehensive set of accounting rules or principles while
also conveying undue prominence to a statement based on non-GAAP measures.
Please remove that presentation, or explain to us in reasonable detail why its
retention is justified in light of these concerns.

4.   We note that you present multiple non-GAAP measures that exclude items that may be considered to be recurring. In that case, you must meet the burden of demonstrating the usefulness of such measures. We noted no meaningful disclosures that address the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, your disclosures do not sufficiently explain the economic substance behind management's decision to use the measures, why you believe the measures provide investors with useful information, or why it is helpful to an investor to ignore the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations. Note that we would expect a robust discussion of these items in order to meet the burden of demonstrating usefulness. Please explain to us why you believe your current disclosures are sufficient.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Carl Bass
Autodesk, Inc.
August 16, 2006
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

        Very truly yours,

        Brad Skinner
        Accounting Branch Chief